Exhibit 99.2

    5 May 2015

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Canadian Zinc Corporation

Dear Sirs/Mesdames:

Re:          Canadian Zinc Corporation
Change of Auditor Notice dated 2015/05/05

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: The Board of Directors, Canadian Zinc Corporation